Consolidated Financial Statements

Response Biomedical Corporation
(Unaudited - Expressed in Canadian dollars)
First Quarter Report
March 31, 2007

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended March 31, 2007.

Response Biomedical Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation and Going Concern Uncertainty]

	(Expressed in Canadian dollars)
	Unaudited
	March 31,	December 31,
	2007	2006
	$	$

ASSETS
Current
Cash and cash equivalents	2,291,577	5,707,076
Short-term investments (market value equals $3,469,924)	3,469,924	3,459,780
Trade receivables, net [note 4]	735,242	568,207
Other receivables	86,529	74,453
Inventories [note 5]	1,381,345	1,189,111
Prepaid expenses and other	511,685	368,036
Deferred costs - current portion [note 7]	10,200	10,200
Total current assets	8,486,502	11,376,863
Property, plant and equipment [note 6]	1,937,308	1,579,892
Deferred costs [note 7]	7,626	10,176
	10,431,436	12,966,931

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,774,417	1,995,593
Deferred revenue - current portion [note 10]	128,106	107,477
Total current liabilities	1,902,523	2,103,070
Deferred revenue [note 10]	116,976	108,685
	2,019,499	2,211,755
Commitments and contingencies [note 13]
Shareholders’ equity
Share capital [note 11[a]]	57,292,533	56,868,133
Contributed surplus [note 11[a]]	7,432,585	7,479,125
Deficit	(56,313,181)	(53,592,082)
Total shareholders’ equity	8,411,937	10,755,176
	10,431,436	12,966,931
See accompanying notes

On behalf of the Board:

William J. Radvak	Brian G. Richards
Director	Director

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF LOSS,
COMPREHENSIVE LOSS AND DEFICIT

Three Months Ended March 31,

	(Expressed in Canadian dollars)
	Unaudited
	2007	2006
	$	$

REVENUE
Product sales [notes 12 and 14]	1,080,464	672,596
Contract service fees and revenues from
collaborative development
arrangements [notes 12 and 14]	—	65,589
Total revenue	1,080,464	738,185
Less: cost of sales -
products and services [notes 7and 11[c]]	679,912	409,325
Gross profit	400,552	328,860

EXPENSES
Research and development [note 11[c]]	1,793,692	1,161,151
Marketing and business development [note 11[c]]	617,339	479,891
General and administrative [notes 11[c] and 12]	745,925	750,162
Expenses	3,156,956	2,391,204

OTHER EXPENSES (INCOME)
Interest expense [notes 8 and 9]	851	99,344
Deferred financing costs [note 7]	—	37,544
Interest income	(90,300)	(956)
Gain on disposal of assets	—	(2,234)
Foreign exchange (gain) loss	54,144	(4,637)
Other expenses	—	—
Other expenses (income)	(35,305)	129,061
Loss and comprehensive loss for the period	(2,721,099)	(2,191,405)

Deficit, beginning of year	(53,592,082)	(44,263,915)
Deficit, end of period	(56,313,181)	(46,455,320)

Loss per common share - basic and diluted
[note 11[f]]	($0.02)	($0.03)
Weighted average number of common shares
outstanding [note 11[f]]	113,690,909	68,108,037

See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended March 31,

	(Expressed in Canadian dollars)
	Unaudited
	2007	2006
	$	$

OPERATING ACTIVITIES
Loss for the period	(2,721,099)	(2,191,405)
Add (deduct) items not involving cash:
Amortization of property, plant and equipment	78,033	46,167
Gain on disposal of property, plant and equipment	—	(2,234)
Stock-based compensation [note 11[c]]	101,620	311,395
Amortization of deferred costs [note 7]	2,550	105,791
Accretion of convertible debentures [note 9]	—	59,389
Changes in non-cash working capital:
Trade receivables	(167,035)	93,578
Other receivables	(12,076)	5,926
Inventories	(192,234)	12,389
Prepaid expenses and other	(143,649)	(21,703)
Accounts payable and accrued liabilities	(221,176)	216,922
Deferred revenue	28,920	35,956
Cash used in operating activities	(3,246,146)	(1,327,829)

INVESTING ACTIVITIES
Short-term investments	(10,144)	89
Purchase of property, plant and equipment	(435,449)	(1,442)
Proceeds on disposal of property, plant and equipment	—	2,234
Cash used in investing activities	(445,593)	881

FINANCING ACTIVITIES
Proceeds from issuance of common shares, and
warrants, net of share issue costs and prepaid
subscriptions [notes 9 and 11[a]]	276,240	11,425,133
Proceeds from share subscriptions received
prior to close of financing	—	(766,045)
Proceeds from (repayment of) bank indebtedness	—	(1,070,514)
Deferred financing and share issue costs	—	(139,671)
Cash provided by financing activities	276,240	9,448,903

Increase (decrease) in cash during the period	(3,415,499)	8,121,955
Cash and cash equivalents, beginning of year	5,707,076	173,094
Cash and cash equivalents, end of period	2,291,577	8,295,049

Cash and cash equivalents, end of period	2,291,577	8,292,549
Short-term investments, end of period	3,469,924	2,500
Cash and cash equivalents and short-term
investments, end of period	5,761,501	8,295,049

Supplemental disclosure
Interest Paid in Cash	851	99,344

See accompanying notes

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007	(Expressed in Canadian dollars)

1. BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and accordingly, do not include all of the information and notes required for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 included in the Response Biomedical Corporation Annual Report filed with the appropriate securities commissions.

These unaudited interim consolidated financial statements have been prepared on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended December 31, 2006 and on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern. The Company’s unaudited interim consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The Company has incurred significant losses to date and as at March 31, 2007 had an accumulated deficit of $56,313,181 and has not generated positive cash flow from operations. Management has been able, thus far, to finance the operations through a series of debt and equity financings. In March 2006, the Company raised net proceeds of $11,026,661 in connection with a private placement. In December 2006, the Company raised an additional $9,129,839 through another private placement. The Company has also received cash from the exercise of outstanding stock options and warrants during the three month period ended March 31, 2007 in the amount of $153,097 and $123,143, respectively. Management continues to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all. In view of these conditions, the ability of the Company to continue as a going concern is dependant upon its ability to obtain such financing and, ultimately, on achieving profitable operations. The outcome of these matters cannot be predicted at this time. The unaudited interim consolidated financial statements for the periods presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The accompanying unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position at March 31, 2007 and its results of operations and its cash flows for the period then ended and for all such periods presented.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at December 31, 2006. There were no significant adoptions or changes in accounting policies since the fiscal year ended December 31, 2006 other than those noted in note 3.

3. CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530 “Comprehensive Income”, and Section 3855 “Financial Instruments – Recognition and Measurement”. These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements.

Comprehensive Income

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

Financial Instruments – Recognition and Measurement

Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its cash and cash equivalents and short-term investments as held-for-trading. Trade receivables and other receivables are classified as loans and receivables. Accounts payable and accrued liabilities are classified as other financial liabilities.

The adoption of these accounting policy changes has not had an impact on the Company’s financial position as at March 31, 2007.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007	(Expressed in Canadian dollars)

4. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, trade receivables, other receivables, accounts payable and accrued liabilities, the carrying amounts approximate fair values due to their short-term nature.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at March 31, 2007, four [December 31, 2006 - four] customers represent 61% [December 31, 2006 - 80%] of the trade receivables balance. The Company has good credit history with these customers and the amounts due from them are generally received as expected.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a majority of its revenues are denominated in US dollars. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents and short-term investments being invested in variable rate securities.

5. INVENTORIES

	March 31,	December 31,
	2007	2006
	$	$

Raw materials	637,542	574,720
Work in process	307,002	257,718
Finished goods	436,801	356,673
	1,381,345	1,189,111

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007	(Expressed in Canadian dollars)

6. PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

March 31, 2007
Office furniture and equipment	20,789	20,789	—
Office computer equipment	115,050	72,324	42,726
Laboratory furniture and equipment	468,581	415,988	52,593
Laboratory computer equipment	359,001	265,646	93,355
Computer software	237,430	112,123	125,307
Manufacturing equipment	1,640,414	123,295	1,517,119
Manufacturing molds	256,850	170,623	86,227
Leasehold improvements	46,110	26,129	19,981
	3,144,225	1,206,917	1,937,308

December 31, 2006
Office furniture and equipment	20,789	20,789	—
Office computer equipment	107,784	67,353	40,431
Laboratory furniture and equipment	456,424	411,642	44,782
Laboratory computer equipment	351,860	246,238	105,622
Computer software	236,788	89,961	146,827
Manufacturing equipment	1,321,821	105,333	1,216,488
Manufacturing molds	167,200	166,050	1,150
Leasehold improvements	46,110	21,518	24,592
	2,708,776	1,128,884	1,579,892

As at March 31, 2007, $1,178,059 in assets related primarily to the automation of the Company’s manufacturing operations and some capital items related to next generation RAMP reader [December 31, 2006 - $1,005,338] were not yet in service and hence not amortized. Amortization expense amounted to $78,033 for the three month period ended March 31, 2007 [2006 - $46,167].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007	(Expressed in Canadian dollars)

7. DEFERRED COSTS

	March 31,	December 31,
	2007	2006
	$	$
Beginning balance:
Financing costs	—	89,525
Share issue costs	—	32,307
Other deferred costs	20,376	—
	20,376	121,832
Additions:
Other deferred costs	—	30,576
Reductions:
Amortization of financing costs	—	(37,926)
Amortization of other deferred costs	(2,550)	(10,200)
Financing costs recorded to share capital upon conversion
of debentures into shares	—	(15,659)
Financing costs recorded to share capital upon termination	—	(35,940)
of line of credit
Share issue costs recorded to share capital upon close of
equity financing	—	(32,307)
Ending balance:
Other deferred costs	17,826	20,376
Total	17,826	20,376

	March 31,	December 31,
	2007	2006
	$	$
Current portion deferred costs	10,200	10,200
Long - term deferred costs	7,626	10,176
Total	17,826	20,376

For the three month period ended March 31, 2007, the Company had amortization expense of other deferred costs in the amount of $2,550 charged to cost of sales [2006 - $Nil] and $Nil charged to deferred financing costs [2006 - $37,544] [see notes 8 and 9].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007	(Expressed in Canadian dollars)

8. BANK INDEBTEDNESS

The Company’s line of credit in the amount of US $1,000,000 established with The Toronto Dominion Bank and originally set to expire June 30, 2006 was repaid following the closing of a $12,000,000 private placement in March 2006. The guarantor exercised 449,250 warrants at an exercise price of $0.42 per common share that were issued to the guarantor in regard to the line of credit agreement. On March 31, 2006, the line of credit facility was terminated at the request of the guarantor.

In 2005, the estimated fair value of the share purchase warrants, using the Black-Scholes pricing model, amounting to $71,880 was credited to contributed surplus and recorded as deferred financing costs and was being amortized over the term of the credit facility until the termination and simultaneous exercise of warrants in 2006, after which the balance was transferred to share capital.

Interest expense related to the line of credit for the three month period ended March 31, 2007, amounted to $Nil [2006 - $12,419].

Other interest expense, not related to the line of credit and not related to debentures [see note 9], for the three month period ended March 31, 2007 amounted to $851 [2006 - $1,771].

9. CONVERTIBLE DEBENTURES

On October 21, 2005, the Company issued units comprising convertible debentures and common share purchase warrants in the aggregate face amount of $1,579,000 with a term of three-years bearing interest at 7% per annum payable quarterly. Each unit comprised a $1,000 principal amount convertible debenture and 1,190 common share purchase warrants for an aggregate amount of warrants with rights to purchase an aggregate amount of 1,879,010 common shares of the Company at a price of $0.50 per common share for a period of two years. The debenture conversion price was $0.42 per common share for the first two years, and $0.47 per common share in the third year.

The proceeds of the debentures were allocated to their debt and equity components. The liability component was initially recorded as $964,545, which was calculated as the present value of the interest and principal amounts discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debenture was issued. The residual amount of $614,455 was recorded in contributed surplus. The liability component was accreted to fair value over the term of the debenture as a non-cash charge to interest expense. As at March 31, 2007, the accounting value of the debt amounted to $Nil [December 31, 2006 - $Nil].

In the year ended December 31, 2006, a total of 3,759,519 shares were issued to debenture holders upon conversion. All of the debentures have been converted. The non-accreted discount amounts related to the converted debentures were recorded to share capital in the amount of $1,293,323.

For the three month period ended March 31, 2007, interest expense, including accretion of debentures, amounted to $Nil [2006 - $85,154].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007	(Expressed in Canadian dollars)

10. DEFERRED REVENUE

	March 31,	December 31,
	2007	2006
	$	$
Beginning balance:
Product sales	216,162	149,897
Contract service fees and revenues from
collaborative development arrangements	—	99,178
	216,162	249,075
Additions:
Product sales	46,873	151,864
Contract service fees and revenues from
collaborative development arrangements	—	10,000
Recognition of revenue:
Product sales	(17,953)	(85,599)
Contract service fees and revenues from	—	(109,178)
collaborative development arrangements
Ending balance:
Product sales	245,082	216,162
Total	245,082	216,162

	March 31,	December 31,
	2007	2006
	$	$
Current portion deferred revenue - Product sales	128,106	107,477
Long - term deferred revenue - Product sales	116,976	108,685
Total	245,082	216,162

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007	(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS

[a]	Authorized - Unlimited common shares without par value.

	Issued and Outstanding		Contributed
	Number	Amount	Surplus
	#	$	$
Balance, December 31, 2005	67,700,472	35,743,700	5,341,423
Issued for cash:
Exercise of warrants	464,720	196,420	—
Exercise of stock options	2,579,525	1,175,579	—
Exercise of agent options	29,875	22,406	—
Private placement and financing, net of
issue costs and fair value of
warrants	38,797,419	17,940,140	2,216,359
Issued for non- cash consideration:
Conversion of debentures [note 9]	3,759,519	1,293,323	(274,409)
Directors’ fees	133,332	80,000	—
Value of warrants exercised net
of unamortized deferred cost [note 7]	—	35,940	(71,880)
Stock-based compensation related to
stock options exercised	—	378,450	(378,450)
Value of agent’s option exercised	—	2,175	(2,175)
Stock- based compensation [note 11[c]]	—	—	648,257
Balance, December 31, 2006	113,464,862	56,868,133	7,479,125
Issued for cash:
Exercise of warrants	240,075	123,143	—
Exercise of stock options	296,313	153,097	—
Issued for non- cash consideration:
Value of warrants exercised	—	42,199	(42,199)
Stock-based compensation related to
stock options exercised	—	105,961	(105,961)
Stock- based compensation [note 11[c]]	—	—	101,620
Balance, March 31, 2007	114,001,250	57,292,533	7,432,585

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007	(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

[b]	Stock option plan

On June 21, 2005, the Company’s shareholders approved a new stock option plan (the “2005 Plan”) to provide an incentive to executive officers, directors, employees and consultants who contribute to the continued success of the Company. The 2005 Plan is effective May 3, 2005 and terminates May 3, 2007. The exercise price of the options is determined by the Board of Directors, but generally will be equal to the closing trading price of the common shares on the day immediately preceding the grant date. The options vest in periods of 18 months to four years and the term may not exceed five years. At the Annual General Meeting held on June 22, 2006, the Company’s shareholders approved an amendment to the 2005 Plan to increase the number of shares that may be issued under the plan from 11,500,000 to 13,500,000. Of the 13,500,000 [December 31, 2006 – 13,500,000] stock options authorized for grant under the 2005 Plan, 2,050,675 stock options are available for grant at March 31, 2007.

At March 31, 2007, the following stock options were outstanding:

	Options outstanding			Options exercisable
	March 31, 2007			March 31, 2007
		Weighted
		average	Weighted	Number of options	Weighted
Range of	Number of shares	remaining	average	currently	average
exercise prices	under option	contractual life	exercise price	exercisable	exercise price
$	#	(years)	$	#	$
0.33 – 0.39	88,775	3.53	0.37	68,025	0.37
0.40 – 0.49	95,437	3.10	0.46	55,087	0.44
0.50 – 0.59	4,765,050	3.28	0.55	1,667,188	0.53
0.60 – 0.69	1,763,625	4.68	0.66	41,575	0.65
0.70 – 0.79	662,000	2.32	0.73	558,988	0.72
0.80 – 0.89	909,250	2.17	0.80	905,400	0.80
0.90 – 1.10	208,350	3.06	1.01	88,350	1.05
0.33 – 1.10	8,492,487	3.37	0.62	3,384,613	0.64

The options expire at various dates from April 1, 2007 to February 5, 2012.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007	(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

[b]	Stock option plan (cont’d.)

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
	Number of	average
	optioned	exercise
	common shares	price
	#	$
Balance, December 31, 2005	10,026,650	0.57
Options granted	4,224,050	0.59
Options forfeited	(454,876)	0.67
Options cancelled	(1,930,649)	0.55
Options expired	(1,692,300)	0.61
Options exercised	(2,579,525)	0.46
Balance, December 31, 2006	7,593,350	0.61
Options granted	1,564,850	0.67
Options forfeited	(83,125)	0.79
Options cancelled	(180,775)	0.58
Options expired	(105,500)	0.50
Options exercised	(296,313)	0.52
Balance, March 31, 2007	8,492,487	0.62

The exercise price equaled the closing trading price of the common shares on the date preceding the date of grant for all options issued during the years ended 2007 and 2006 except for 2,817,500 options where the exercise price was based on a price reservation approved by the TSX Venture Exchange in accordance with the Company’s stock option plan.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007	(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

[c]	Stock-based compensation

For the three month period ended March 31, 2007, the Company recognized total stock-based compensation of $101,620 [2006 – $311,395]. For the three month period ended March 31, 2007, the Company recognized compensation expense of $88,448 [2006 - $248,855], as a result of stock options granted to officers, directors and employees and recognized compensation expense of $13,172 [2006 - $62,540], as a result of stock options granted to consultants, with a corresponding credit to contributed surplus.

The fair value of stock options granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	Three Months Ended
	March 31,
	2007	2006
	$	$
Dividend yield	0%	0%
Expected volatility	73%	102%
Risk-free interest rate	4.09%	4.00%
Expected life in years	4.30	2.00
Fair value per share	$0.38	$0.37

The following table shows stock-based compensation allocated by type of cost:

	Three Months Ended
	March 31,
	2007	2006
	$	$
Cost of sales - products and services	6,535	15,540
Research and development	10,601	23,638
Marketing and business development	4,829	56,157
General and administrative	79,655	216,060
	101,620	311,395

For the three month period ended March 31, 2007 and 2006 there were no differences in the pro forma loss for the year and pro forma basic and diluted loss per share.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007	(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

[d]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares were held in escrow. At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six- year time release formula, in accordance with the policies of the TSX Venture Exchange. Previously, the escrow shares were to be released based on the Company’s cumulative cash flow. Commencing March 2005, 825,000 common shares currently held in escrow may be released upon request, in twelve tranches over a period of six years, with tranches released every six months. Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares. As at March 31, 2007, 247,500 common shares have been released from escrow leaving a balance of escrow shares as at March 31, 2007 of 577,500.

[e]	Common share purchase warrants

At March 31, 2007, the following common share purchase warrants were outstanding:

Number of
common shares	Exercise price
issuable		Expiry date
1,649,340	0.50	October 21, 2007
13,374,125	0.62	March 30, 2008
15,023,465	0.61

Common share purchase warrant transactions are summarized as follows:

		Weighted
		average
	Number of	exercise
	warrants	price
	#	$
Balance, December 31, 2005	6,209,092	1.01
Warrants issued	13,414,937	0.62
Warrants expired	(3,895,769)	1.32
Warrants exercised	(464,720)	0.42
Balance, December 31, 2006	15,263,540	0.61
Warrants issued	—	—
Warrants expired	—	—
Warrants exercised	(240,075)	0.51
Balance, March 31, 2007	15,023,465	0.61

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007	(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

[f]	Loss per common share

	Three Months Ended
	March 31,
	2007	2006
	$	$
Numerator
Loss for the period	(2,721,099)	(2,191,405)
Denominator
Weighted average number of common shares
outstanding	113,690,909	68,108,037
Loss per common share - basic and diluted	($0.02)	($0.03)

12. RELATED PARTY TRANSACTIONS

The following payments were made to directors or companies related to or under their control:

	Three Months Ended
	March 31,
	2007	2006
	$	$
General and administrative
Strategic consulting services	—	66,500
Directors’ fees [note 11[a]]	—	80,000
	—	146,500

In 2006, the Company entered into an agreement with a development partner, whereby the development partner became a shareholder of the Company. During the three month period ended March 31, 2007, the Company earned revenues totaling $1,247 [2006 – Nil], from this shareholder, on account of a co-development agreement entered into prior to this shareholder becoming a related party. For the three month period ended March 31, 2007 the accounts receivable related to this revenue is $Nil [March 31, 2006 – $Nil].

All related party transactions are recorded at their exchange amounts, established and agreed between the parties.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007	(Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES

[a]	Research and license agreements

[i]

The Company entered into an exclusive license agreement with the University of British Columbia (“UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“Technology”) and any improvements thereon, and to manufacture, distribute and sell products in connection therewith . In consideration for these rights, the Company paid a non- refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology. In addition, in the event the Company sublicenses the Technology, the Company is required to pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year.

Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee. Effective January 1, 2006 the annual license fee increased to $1,000. These payments are accrued and expensed in the year incurred. The agreement terminates on the expiration date of 2016, or invalidity, of the patents or upon bankruptcy or insolvency of the Company. Pursuant to the agreement, the Company paid $3,500 in the three month period ended March 31, 2007 [2006 - $3,000].

[ii]

The Company is party to a licensing agreement whereby it was granted a nonexclusive license under patent rights to commercialize a RAMP test using a proprietary marker . The remaining financial commitment by the Company is US $500,000 through the end of 2007. The Company may terminate the agreement and surrender the license granted at any time by giving sixty (60) days written notice provided that the Company pays only license fees that were due. The remaining commitments will be accrued and expensed when the liability becomes probable. As at March 31, 2007, $288,251 [2006 – $291,330] was recorded as an accrued liability related to the licensing agreement.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007	(Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES (cont’d.)

[b]	Indemnification of directors and officers

Under the Articles of the Company, applicable law and agreements with its officers, the Company, in circumstances where the individual has acted legally, honestly and in good faith, may or is required to indemnify its directors and officers against certain losses. The Company's liability in respect of the indemnities is not limited. The maximum potential of the future payments is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

[c]	Indemnification of third parties

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay. To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying unaudited interim consolidated financial statements with respect to these indemnification obligations.

[d]	Supply agreement

The Company entered into a supply agreement with a supplier, effective September 2003 for certain reagents for the Company’s RAMP West Nile Virus Test. In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties equal to 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test. The initial term of the agreement was three years from the effective date and is automatically renewed for successive periods of one year until either party terminates the Agreement. For the three month period ended March 31, 2007, the Company incurred an expense of $9,863 [2006 - $22,998] for royalties to the supplier.

[e]	Lease agreements

The Company entered into a property sublease agreement to lease 31,920 square feet of multi-use business space. The term of the sublease agreement is October 1, 2005 to December 14, 2007. For the duration of the sublease term, the Company is required to pay the sub-landlord a total gross monthly rent of approximately $62,000 including maintenance and utilities. Rent expense for the three month period ended March 31, 2007 was $186,437 [2006 - $183,000].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007	(Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES (cont’d.)

[f]	Commitments to purchase equipment and engineering services

At March 31, 2007, the Company has outstanding purchase and work order commitments totaling $687,827 related to the purchase of manufacturing equipment and the development of a next generation RAMP Reader.

Costs totaling $512,828 were incurred by the Company for the development of a next generation RAMP reader in the three month period ended March 31, 2007.

Costs totaling $209,251 were incurred by the Company for the purchase of manufacturing equipment in the three month period ended March 31, 2007.

14. SEGMENTED INFORMATION

The Company operates primarily in one business segment, the research, development, commercialization and distribution of diagnostic technologies, with primarily all of its assets and operations located in Canada. The Company’s revenues are generated from product sales primarily in the United States, Asia, Europe and Canada. Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

For the three month period ended March 31, 2007, 38% of the $1,080,464 in product sales was generated from three customers, [2006 - 43% of $672,596 from two customers]. Each of these customers contributed to 10% or more of the Company's product sales for those periods.

Product sales by customer location were as follows:

	Three Months Ended
	March 31,
	2007	2006
	$	$
United States	396,404	440,548
Asia	299,550	30,477
Europe	183,093	41,381
Canada	68,079	151,604
Other	133,338	8,586
Total	1,080,464	672,596

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007	(Expressed in Canadian dollars)

14. SEGMENTED INFORMATION (cont’d.)

Product sales by type of product were as follows:

	Three Months Ended
	March 31,
	2007	2006
	$	$

Clinical products	607,576	254,458
Bio-defense products	372,483	212,583
Vector products (West Nile Virus)	100,405	205,555
Total	1,080,464	672,596

For the three month period ended March 31, 2007, no contract service fees and revenues from collaborative research arrangements were recognized [2006 – 89% of $65,589 from one customer].

Contract service fees and revenues from collaborative research arrangements by geographic location were as follows:

	Three Months Ended
	March 31,
	2007	2006
	$	$
United States	—	7,294
Asia	—	58,295
Total	—	65,589

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007	(Expressed in Canadian dollars)

16. SUBSEQUENT EVENTS

[a]

On May 17, 2007, the Company finalized an agreement to lease a multi-use, 46,000 square foot facility in Vancouver, British Columbia. The facility is expected to house all of the Company’s operations beginning in early 2008 and requires the Company to pay approximately $174,000 per month in rent and operating expenses beginning in February 2008. Initial capital modifications to the facility are to be paid by the landlord and managed by the Company. The agreement has an initial term of 15 years with two 5 year renewal options. The average expected total rent and operating expenses over the initial term are approximately $240,000 per month. To secure the lease, the Company is required to maintain a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $871,000.

[b]

Subsequent to March 31, 2007, the Company issued 61,000 common shares pursuant to the exercise of stock options for gross proceeds of $43,274 and 406,938 common shares pursuant to the exercise of warrants for gross proceeds of $252,302. In addition, the Company granted options to acquire 583,250 common shares.